UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

BANCOLOMBIA S.A. ANNOUNCES THE FILING OF A MOTION
BY THE PROCURADURÍA GENERAL DE LA NACIÓN
Medellín, Colombia, June 17th, 2009
Bancolombia S.A. (“Bancolombia”) announces that the prosecutor (Procuraduría General de la Nación) filed a motion in connection with the ongoing criminal investigations against Mr. Jorge Londoño Saldarriaga and Mr. Federico Ochoa Barrera, President and Vice-President of Bancolombia, respectively. These investigations are related to the acquisition by Bancolombia (formerly Banco Industrial Colombiano S.A.) of Banco de Colombia S.A. and their subsequent merger.
The prosecutor’s motion requests that the Attorney General (Fiscalía General de la Nación) deliver an order (“preclusion order”) barring the criminal investigation against both Mr. Londoño Saldarriaga and Mr. Ochoa Barrera for the alleged crime of improper use of public funds. The motion also requests a preclusion order barring the criminal investigation against Mr. Ochoa Barrera for the alleged crime of fraud but recommends the continuation of such investigation against Mr. Londoño Saldarriaga.
Bancolombia emphatically disagrees with the motion regarding the continuation of the criminal investigation against Mr. Londoño Saldarriaga, on the grounds that (i) it exceeds the scope established by the Colombian Constitutional Court (Corte Constitucional) when it ordered the reopening of the criminal investigation and (ii) it contradicts previous decisions of the prosecutor and the Attorney General, who have previously determined an absence of willful misconduct by Bancolombia’s management in the transactions related to the acquisition of Banco de Colombia S.A. Bancolombia notes that the motion is not a final decision and that any final decision in this matter will be made by the Attorney General.
Bancolombia and its management will continue to follow the development of this investigation and will continue to enforce their rights before the competent forums.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 17, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance